SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC  20549



                                  SCHEDULE 14D-9


                SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 1)

                           ENEX RESOURCES CORPORATION
                            (Name of Subject Company)

                         Enex Resources Corporation
                    (Name of Person(s) Filing Statement)

                    Common Stock, par value $.05 per share
                         (Title of Class of Securities)

                                   292744 208
                    ((CUSIP) Number of Class of Securities)

                                Gerald B. Eckley
                          Enex Resources  Corporation
               800 Rockmead Drive Three Kingwood Place - Suite 200
                     Kingwood, Texas 77339 (281) 358-8401



(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                 With a copy to:

                              Howard A. Neuman,  Esq.
                      Satterlee Stephens Burke & Burke LLP
                                230 Park Avenue
                     New York, New York 10169 (212) 818-9200


Amending Only Paragraph (b) of Item 4 and the First Sentence of Paragraph (a) of
Item 6


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Item 4. The Solicitation or Recommendation.

(b) The Board of Directors of the Company based its determination to approve and recommend the Offer on its consideration of the following factors:

     i) the 30% premium represented by the difference between the price per share offered by the Bidder and the market price of the Common Stock immediately prior to the execution of the Letter of Intent;

     ii) the fact that the consideration offered by the Bidder is all cash;

     iii) the fact that the Offer is being made for all of the currently out-standing Common Stock of the Company; and

     iv) the lack of material contingent conditions to the Offer (other than due diligence, absence of material adverse change, and certain other conditions typically imposed in tender offer transactions).

Each of the four factors listed above was considered by the Board of Directors to support the determination of the fairness of the Offer.

The Board, whose members collectively have hundreds of years of experience in the oil and gas industry, considers the market price of the Common Stock immediately prior to the execution of the Letter of Intent to be the best available indication of the current market value of the Common Stock (other than as part of a control acquisition).

In the absence of a change of control, share value may increase or decrease depending upon future circumstances certain of which are beyond the control of management, e.g., oil and gas prices and stock market conditions, and which management has no reliable way to predict. Given the Company's current financial and operating condition and future prospects and the uncertainty of the Company's future market performance, the Board of Directors determined that the benefit to stockholders of the immediate thirty percent (30%) premium represented by the Offer outweighed the possibility of future growth in share price.

The fact that the consideration offered by the Bidder is all in cash was considered by the Board to support the fairness determination since it eliminated the uncertainty inherent in non-cash forms of consideration.

The fact that the Offer is being made for all outstanding Common Stock was considered by the Board to support the fairness determination since it eliminated the possibility that some stockholders might receive less than the Offer price for their shares.

The lack of material contingent conditions to the Offer was considered by the Board to support the fairness determination since this reduced both level of the uncertainty regarding the consummation of the Offer and the likelihood that the Company would expend time and resources in a transaction that would not come to fruition.


Item 6. Recent Transactions and Intent With Respect to Securities.

(a) Gerald B. Eckley, President of the Company, purchased 100 shares of the Company's Common Stock in the open market on December 31, 1997 at a per share price of $11.25.




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                                       SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



                                   ENEX RESOURCES CORPORATION


                                   By:
                                   Gerald B. Eckley
                                      President


March 10, 1998

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